First Mariner Bancorp

September 16, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Connell

Re:	First Mariner Bancorp
File No. 0-21815
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008 and June 30, 2008

Ladies and Gentlemen:

On behalf of First Mariner Bancorp (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated September 2, 2008 received via facsimile.  We have reviewed the Staff’s comments and agree to incorporate changes in future filings to address the issues noted in the Staff’s comments. We understand that the Staff is not at this time requiring any amendments to the 2007 Form 10-K or the March 2008 or June 2008 Forms 10-Q.  The Staff’s comments, and the Company’s responses to the Staff’s comments, are set forth below.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis

Credit Risk Management, page 45

COMMENT 1:  We note your response to comment 1 in our letter dated June 26, 2008.  Please tell us how you considered paragraphs 19-22 of SFAS 154 concerning a change in estimate and paragraphs 25-26 concerning the correction of an error for your change in the application of SFAS 114 in 2007.

RESPONSE TO COMMENT 1:  As we stated in our comment letter dated July 11, 2008, Management views the methodology used prior to 2007 in determining impairment to be consistent with SFAS 114.  We believe the changes we made were a direct result of a change in underlying circumstances related to the allowance for loan losses, not a change in accounting principle or an error.

Our consideration of paragraphs 19-22 of SFAS 154 consisted of the following:

Our allowance for loan losses, by definition, is an estimate that is continually changing and evolving every period as current underlying facts and circumstances dictate. We have disclosed in our previously filed Forms 10-K and 10-Q the many factors that are considered in the determination of the allowance for loan losses.  Our allowance for loan losses is evaluated on an ongoing basis in the normal course of business.  Increases in impaired and past due loans, coupled with new regulatory guidance addressing and clarifying regulators views of SFAS 114 and the allowance for loan losses, resulted in modifications in our calculation of the allowance that was related to impaired loans.  The change in our estimate of the allowance for loan losses was and continues to be accounted for prospectively in accordance with paragraph 19 of SFAS 154.  Paragraph 22 of SFAS 154 states that disclosure of those effects (effect on net income) is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts.  Changes in underlying facts and circumstances related to the allowance for loan losses is discussed in detail in our Forms 10-K and 10-Q.

In terms of Paragraph 25 of SFAS 154, we do not consider the ongoing refinements of our allowance methodology to be a correction of an error that would require restatement.  We believe the allowance and its determination to be a continually evolving estimate that changes with specific institution circumstances and market circumstances, as well as regulatory guidance. As additional information becomes available, or facts and circumstances change, we continue to refine our estimates.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Securities, page 15

COMMENT 2:  We note your disclosure on page 16 that, “trust preferred securities, most of which are considered to be temporarily impaired,” which indicates that certain trust preferred securities were deemed to be other than temporarily impaired during the periods presented.  Please tell us the facts and circumstances related to, and the specific distinguishing characteristics of securities that were other than temporarily impaired during the periods presented.  Specifically highlight why certain securities were considered other than temporarily impaired while the remainder of your trust preferred securities portfolio was not and indicate the literature that the impairments were taken under (SFAS 115, EITF 99-20, etc.).

RESPONSE TO COMMENT 2:  Our reference on page 16 that “trust preferred securities, most of which are considered to be temporarily impaired” did not intend to indicate that the remaining trust preferred securities were other than temporarily impaired.  In reality, the remaining trust preferred securities were not impaired (amortized cost of $1.356 million with a fair value of $1.392 million).  We will clarify this statement in future filings.

Commercial Construction Portfolio, page 17

COMMENT 3:  We note your disclosure on page 17 that you, “have engaged an independent third party to review the rest of the portfolio to assist in the determination of exposure.”  Please clarify what portion of the commercial construction portfolio this statement relates to, your current reserve methodology for this portion of the portfolio and your exposure to nonaccrual loans in this portion of the portfolio.

RESPONSE TO COMMENT 3:  We regularly engage a third party to review our entire commercial portfolio, including commercial construction.  The scope of the third party review is to achieve annual review coverage of at least 50% of the commercial portfolio, which includes commercial loans and lines of credit, commercial construction loans, commercial mortgages, and residential construction loans.  The third party reviews all loans originated during the year in the amount of $500,000 or greater and all commercial loans appearing on the watch list in the amount of $300,000 or greater.  Additional random loans are reviewed to achieve the minimum 50% coverage.  The third party issues interim and annual reports, detailing their findings as to our allowance methodology and risk rating determinations.

Because of the increasing delinquencies and negative regional and national trends relating to residential development loans, we engaged the same firm to provide a more detailed review of our exposure to various segments of our commercial loan portfolio, including loans to builders and developers of residential properties. The purpose of the review is to provide management with a complete review (100% coverage) of all loans to builders and developers of residential real estate with balances in excess of $1,000,000, along with detailed reviews of other commercial loans, and to analyze and affirm management’s risk ratings and allowance coverage associated with those loans.  This review was not required, but was voluntary, and was deemed prudent by management in light of the current negative and rapidly changing environment surrounding loans of this nature.

Our reserve methodology for this portfolio is disclosed on pages 17-18 of the June 30, 2008 Form 10-Q.  Loans to builders and developers are included in our discussion of commercial loans.  Our current nonaccrual exposure is disclosed on page 23.  Of the nonaccrual loans included under the caption “Commercial Construction,” $7.8 million represent loans for the development and construction of residential real estate.

COMMENT 4:  We note your disclosure that, as of June 30, 2008, $7.8 million (11%) of your commercial construction loans to builders and developers of residential real estate projects were on nonaccrual.  We also note that nonaccrual commercial construction loans increased $5.4 million, to $12.3 million at June 30, 2008 from $6.9 million at March 31, 2008, yet you increased the allowance for loan losses for commercial construction loans by only $356 thousand, from $1.858 million at March 31, 2008 to $2.214 million at June 30, 2008.  Please tell us and revise future filings to explain how you determined that the change in your allowance for the three months ended June 30,

2008 was directionally consistent with your asset quality changes and how you determined your allowance for loan losses was adequate for potential losses related to commercial construction loans at June 30, 2008.

RESPONSE TO COMMENT 4:  Nonaccrual commercial construction loans increased $5.4 million from March 31, 2008 to June 30, 2008.  The increase consisted of the addition of four commercial construction projects collateralized by residential real estate in the amount of $6.0 million.  No specific reserves were required on these loans, as the net fair value of the collateral on each of these loans has an estimated value greater than or equal to our carrying amount the loan.  The loans were placed on nonaccrual as a result of our doubt concerning the collection probability of any future interest due on the loans when considering collateral value estimates. In addition, we received $536,000 in pay downs on loans that were on nonaccrual as of March 31, 2008.

The increase of $356,000 in the allowance for loan losses related to commercial construction loans was primarily the result of Management’s increase of specific reserves for previously identified impaired loans.  The allowance for impaired commercial construction loans increased from $391,000 at March 31, 2008 to $585,000 as of June 30, 2008, therefore, the increase in the allowance for impaired loans was 50%. Management reviews all impaired loans quarterly and establishes a specific reserve based on its current estimate of collateral value, if the loan is collateral dependent.  Since the determination of the specific reserve  (allowance for loan losses) for impaired real estate loans is generally collateral based and determined at the individual loan level, an increase or decrease may not always be directionally consistent to the change in reported levels of collateral based impaired loans.

In determining the overall adequacy of the allowance for loan losses as of June 30, 2008, we consider loan specific factors, which include, but are not limited to, the financial condition of borrowers and impairments.  We also consider more general factors such as historical loss experience, general economic conditions that may affect credit quality, the pace of portfolio growth, delinquency levels, credit risk concentrations, industry and geographic concentrations, and economic and environmental factors and other factors. Due to usage of fair value estimates under SFAS 114 in determining loan impairment, our allowance for loan losses may not necessarily change in direct proportion to changes in our nonperforming or impaired loans.  If nonperforming loans increase, but there is sufficient fair value to cover the loan balances, an increase in the allowance may not be required.

We will revise future filings to include this type of disclosure.

*              *              *

In connection with the above, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the above responds fully with your inquiries.  If you have further questions, please feel free to contact me at (410) 558-4281.

Yours truly,

/s/ Mark A. Keidel
Mark A. Keidel
Chief Financial Officer